Exhibit 21.1

Subsidiaries

Delphi Information Systems International, Inc.
Canadian Insurance Computer Systems, Inc.
Delphi Information Systems, (NZ) Ltd.
Complete Broking Systems Australia PTY, Ltd.
Delphi Information Systems, (Singapore) PTE, Ltd.
Ebix Insurance Agency, Inc.
ebix Software India, Private Limited